

October 30, 2008

<u>Via U.S. Mail</u>

Deborah Patterson
B+H Ocean Carriers Ltd.
3rd Floor, Par La Ville Place,
14 Par La Ville Road
Hamilton HM 08 Bermuda

> **Re: B+H Ocean Carriers Ltd.**
> **Schedule TO**
> **File No. 005-40007**
> **Filed October 20, 2008**

Dear Ms. Patterson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Offer to Purchase</u>

1.   In future filings, please insert page numbers in the filed document. For purposes of this letter, references to page numbers are to printed pages.

2.   We note your references throughout the Offer to Purchase to the phrase "reasonably promptly" with respect to payment for tendered shares of your common stock, return of shares not purchased in the offer and determination of the proration factor. Please revise disclosure throughout your filing to comply with Rule 13e-4(f)(5).

<u>Once I have tendered shares in the Offer, can I withdraw…, page 7</u>

3. We refer you to the last sentence of this section. If your intention is to refer to the rights of shareholders to withdraw tenders of shares not yet accepted for payment after the expiration of forty business days from the commencement of the tender offer, please revise your disclosure accordingly. See Exchange Act Rule 13e-4(f)(2)(ii).

<u>Cautionary Note on Forward-Looking Statements and Risk Factors, page 10</u>

4. Please revise to eliminate the statement in the last sentence of the second paragraph that the company undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of the Offer to Purchase. This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. See Exchange Act Rule 13e-4(e)(iii).

5. In addition, we note your reference to Current Reports on Form 6-K and your Annual Report on Form 20-F. To the extent such reports contain a similar disclaimer, you must expressly disavow such statements as to the information you deem to be part of the Offer to Purchase.

<u>Terms of the Offer, page 13</u>

6. We note disclosure on page 14 that shareholders may submit multiple letters of transmittal to tender shares at more than one price within the auction range. The procedure by which security holders may tender shares at different prices appears potentially confusing. For example, how can subsequent letters of transmittal be valid without revoking the earlier letters? Furthermore, are stockholders required to submit separate notices of withdrawal for each portion of shares tendered at a different price? What is the process for handling uncertificated shares? Please advise and clarify in your disclosure.

<u>Conditions of the Tender Offer, page 25</u>

7. We note in the last paragraph of this section your disclosure relating to your failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. Please confirm your understanding that if an offer condition is triggered, you will notify shareholders whether or not you have waived such condition.

<u>United States Federal Income Tax Treatment of U.S. Holders, page 35</u>

8. Please eliminate the statement that the discussion is included for general information only. This statement suggests that your stockholders may not rely on the description of material tax consequences included in the proxy statement.

<u>Exhibits (a)(1)(ii) and (a)(1)(v)</u>

9. We note your request that the security holder acknowledges that has "read and understands" the tender offer. It is not appropriate to require security holders to attest to the fact that they "read and understand" the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language from these materials.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions

cc (via facsimile):   James C. Kardon, Esq.
Hahn & Hessen LLP
(F) (212) 478-7400